SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED
2005 DEC 30 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

05013628

28 December 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 23 December 2005 as published in the South China Morning Post in Hong Kong on 28 December 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

c.c. J P Morgan
- Mr Bric Luk

KERRY PROPERTIES LIMITED	**SHANGRI-LA ASIA LIMITED**
(Incorporated in Bermuda with limited liability)	*(Incorporated in Bermuda with limited liability)*
嘉里建設有限公司*	香格里拉(亞洲)有限公司*
website: www.kerryprops.com	*website: www.ir.shangri-la.com*
(Stock Code: 00683)	**(Stock Code: 00069)**

EXTENSION OF TIME FOR DESPATCH OF CIRCULARS

Reference is made to the joint announcement of KPL and SA dated 2 December 2005 and published on 5 December 2005 in respect of the proposed discloseable and connected transactions for KPL and proposed connected transactions for SA relating to the establishment of a joint venture company. Application has been made to the Hong Kong Stock Exchange for an extension of time to despatch the circulars to the KPL Shareholders and the SA Shareholders, respectively, on or before 23 January 2006.

Reference is made to the joint announcement of KPL and SA dated 2 December 2005 and published on 5 December 2005 (the "**Announcement**"). Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined herein.

In accordance with Rule 14A.49 of the Listing Rules, SA is required to despatch to the SA Shareholders a circular within 21 days after the publication of the Announcement, which is 26 December 2005. In accordance with Rules 14A.49 and 14.38 of the Listing Rules, KPL is required to despatch a circular within the said 21 days.

As SA has a secondary listing on the Singapore Exchange Securities Trading Limited, extra time is required in sending SA's circular to Singapore and in dealing with the Singapore transfer agent before SA's circular can be despatched in Singapore. In order to ensure that all the SA Shareholders receive SA's circular around the same time, it is necessary to delay the despatch of SA's circular to all the SA Shareholders.

Additional time is required by the independent financial adviser to the independent board committee of KPL to finalise its opinion for inclusion in KPL's circular. In addition, as certain of the information contained in KPL's circular will also be relevant to the SA Shareholders, in order to ensure that both the KPL Shareholders and the SA Shareholders receive materially identical information at around the same time, it is also necessary for the despatch of KPL's circular to be delayed until the same date as the despatch of SA's circular.

Accordingly, KPL and SA have made a joint application to the Hong Kong Stock Exchange for an extension of time to despatch their respective circulars. Accordingly, KPL and SA will despatch the circulars to the KPL Shareholders and the SA Shareholders, respectively, on or before 23 January 2006.

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, William Winship Flanz#, Lau Ling Fai, Herald#, Christopher Roger Moss, O.B.E.# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive director*
@ *Non-executive director*
# *Independent non-executive director*

By Order of the Board	By Order of the Board
Kerry Properties Limited	**Shangri-La Asia Limited**
Ang Keng Lam	**Kuok Khoon Loong, Edward**
Chairman	*Chairman*

Hong Kong, 23 December 2005

* *for identification purpose only*